UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 11-K

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                               OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES
   EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to


Commission File Number

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  INTERNATIONAL GAME TECHNOLOGY
                       PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  INTERNATIONAL GAME TECHNOLOGY
               5270 Neil Road, Reno, Nevada 89502

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN


Financial Statements for the Years Ended
December 31, 1995 and 1994, Supplemental
Schedules for the Year Ended December 31,
1995, and Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN

TABLE OF CONTENTS


                                                               Page

Independent Auditors' Report                                     1

Statements of Net Assets
 Available for Benefits                                          2

Statements of Changes in Net Assets Available
 for Benefits                                                    3

Notes to Financial Statements                                    4

Item 27a - Supplemental Schedule of Assets Held
 for Investment Purposes                                        10

Item 27d - Supplemental Schedule of Reportable Transactions -
 Single Transactions in Excess of 5% of
 Plan Assets                                                    11

Item 27d - Supplemental Schedule of Reportable Transactions -
 Series of Transactions in Excess of 5% of
 Plan Assets                                                    12

INDEPENDENT AUDITORS' REPORT


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Reno, Nevada
June 11, 1996


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994



ASSETS                                        1995            1994
Money market and cash equivalents         $ 1,081,818    $   748,097
Investments, at fair value                 43,669,806     37,466,085
Contributions receivable                      153,400         27,652
Loans to participants                       2,393,233      1,926,022

  Total assets                             47,298,257     40,167,856

NET ASSETS AVAILABLE FOR
 BENEFITS                                 $47,298,257    $40,167,856


See accompanying notes to financial statements.


INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


                                              1995          1994

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
 Investment income:
  Net increase in fair value of
    investments                         $   712,300    $         -
  Interest                                  320,503        207,203
  Dividends                                 844,818        579,993
                                          1,877,621        787,196
 Contributions:
  Employer                                5,758,711      7,893,766
  Employee                                2,578,958      2,741,141

   Total additions                       10,215,290     11,422,103


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Net decrease in fair value of
   investments                                   -       9,610,855
 Benefits paid to participants            2,883,029      2,775,816
 Administrative expenses                    201,860        161,023

   Total deductions                       3,084,889     12,547,694

NET INCREASE (DECREASE)                   7,130,401     (1,125,591)

NET ASSETS AVAILABLE FOR BENEFITS:
 BEGINNING OF YEAR                       40,167,856     41,293,447

 END OF YEAR                            $47,298,257    $40,167,856

See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1995 and 1994


1. DESCRIPTION OF PLAN

   The IGT Profit Sharing Plan ("Plan") is sponsored by International Game Technology ("Company") and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

   The Plan is subject to the provisions of the Employee
   Retirement Income Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

   Profit Sharing Program - The Plan, adopted December 10, 1980 is a defined contribution plan covering all eligible employees of International Game Technology. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator (refer to "Investment Options" below for further information of available investment funds).

   Company employees are eligible to participate in the Plan after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December
   31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

   The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. (Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule).

   401(k) Program - Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time upon adequate notice to the employer.

   On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

   The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is by way of an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

   Participant Accounts - Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are effected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

   Investment Options - IGT has selected seven investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

         Capital Market Group Government Money Fund
         Capital Market Group Intermediate Fixed Income Fund
         Capital Market Group Small Capitalization Growth Equity Fund Capital Market Group Large Capitalization Growth Equity Fund Capital Market Group Large Capitalization Value Equity Fund Capital Market Group International Equity Investment Fund Common Stock - International Game Technology

   Hotline - The Plan offers a toll-free voice response hotline which allows a participant to access account information and initiate transactions at any time. Participants are provided with a personal identification number which is required when calling the hotline.

   Benefit Payments and Vesting - Participants are immediately vested in their pre-tax 401(k) contributions, company 401(k) matching contributions, and rollover contributions from other qualified plans, plus earnings thereon. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, per the following vesting table:


        Completed Years
        of Vesting Service   Vested Portion
            0                    0%
            1                   10%
            2                   20%
            3                   30%
            4                   45%
            5                   60%
            6                   80%
            7                  100%

   A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which they worked at least
   1,000 hours.

   Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, they are entitled to a distribution from the "vested" portion of their account.

   If a participant's vested account balance is $3,500 or more, they may voluntarily defer payment of benefits until the normal retirement date. In any case, they may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a participant may take a partial lump-sum payment and defer the balance of their account as long as the remaining balance is at least $3,500.

   Hardship Withdrawals - The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

   Plan Termination - In the event of Plan termination, participants will become 100% vested in their accounts.
   Although the Company has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

   Loans - The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

   Administrative Expenses - Plan administrative expenses totaling $201,860 in 1995 and $161,023 in 1994 were paid by the Plan. These include management fees and trustee fees. Consulting fees and recordkeeping fees are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The Plan is accounted for on the accrual basis of accounting.

   Cash and Cash Equivalents - Securities with maturities upon purchase of three months or less are considered cash equivalents. Such investments are stated at cost, which approximates market, and are deemed to be cash equivalents.

   Valuation of Investments - All investments of the Plan are valued at quoted market prices as of December 31, 1995 and 1994.

   Benefits Payable - As of December 31, 1995 and 1994, net assets available for benefits included benefits of $1,852,970 and $1,533,390 due to participants who have withdrawn from participation in the Plan.

3. INVESTMENTS

   All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:

                                              1995          1994
   Capital Market Group Government
     Money Fund                          $11,588,955    $ 4,892,121
   Capital Market Group Intermediate
     Fixed Income Fund                     3,725,340      2,666,998
   Capital Market Group Small
     Capitalization Growth Equity Fund     5,895,452      4,018,895
   Capital Market Group Large
     Capitalization Growth Equity Fund     7,085,666      3,764,996
   Capital Market Group Large
     Capitalization Value Equity Fund      6,529,601      3,815,190
   Capital Market Group International
     Equity Investment Fund                  641,736        353,003
   Common stock - International Game
     Technology                            8,203,056     10,934,469
   U.S. Treasury Bills                            -       7,020,413

      Total investments                  $43,669,806    $37,466,085

   The Plan's investments increased in value by $712,300 in 1995 and decreased in value by $9,610,855 in 1994 as follows:

                                                  1995          1994
   Capital Market Group Intermediate
     Fixed Income Fund                        $  231,579     $(185,298)
   Capital Market Group Small Capitalization
     Growth Equity Fund                        1,493,320       460,219
   Capital Market Group Large Capitalization
     Growth Equity Fund                        1,363,609        18,799
   Capital Market Group Large Capitalization
     Value Equity Fund                         1,381,450      (221,068)
   Capital Market Group International Equity
     Investment Fund                              46,429           360
   Common stock - International Game
     Technology                               (3,804,087)   (9,683,867)

      Net increase (decrease) in
        fair value                            $  712,300   $(9,610,855)

4. FUND INFORMATION

   Contributions, withdrawals, investment income and changes in fair value of investments by fund are as follows for the years ended December 31, 1995 and 1994:

                                                    1995        1994
   Participant Contributions:
     Capital Market Group Government Money
       Fund                                     $  326,277  $   456,583
     Capital Market Group Intermediate Fixed
       Income Fund                                 222,449      206,462
     Capital Market Group Small Capitalization
       Growth Equity Fund                          414,559      319,889
     Capital Market Group Large Capitalization
       Growth Equity Fund                          445,742      378,577
     Capital Market Group Large Capitalization
       Value Equity Fund                           388,425      339,359
     Capital Market Group International Equity
       Investment Fund                              98,968       12,256
     Common Stock - International Game
       Technology                                  682,538    1,028,015
   Total                                        $2,578,958  $ 2,741,141

   Employer Contributions:
     Capital Market Group Government Money
       Fund                                      5,018,082       93,936
     Capital Market Group Intermediate Fixed
       Income Fund                                  72,874       57,996
     Capital Market Group Small Capitalization
       Growth Equity Fund                          104,154       80,044
     Capital Market Group Large Capitalization
       Growth Equity Fund                          118,633       92,438
     Capital Market Group Large Capitalization
       Value Equity Fund                           113,448       96,200
     Capital Market Group International Equity
       Investment Fund                              22,407        1,115
     Common Stock - International Game
       Technology                                  309,113      399,921
     U.S. Treasury Bills                                 -    7,072,116
   Total                                        $5,758,711   $7,893,766

     Total Contributions                        $8,337,669  $10,634,907

                                                      1995        1994
   Withdrawals:
     Capital Market Group Government Money
       Fund                                       $  651,328    $  324,452
     Capital Market Group Intermediate Fixed
       Income Fund                                   279,654       202,523
     Capital Market Group Small Capitalization
       Growth Equity Fund                            219,935       310,263
     Capital Market Group Large Capitalization
       Growth Equity Fund                            276,870       321,970
     Capital Market Group Large Capitalization
       Value Equity Fund                             301,277       175,208
     Capital Market Group International Equity
       Investment Fund                                15,294           938
     Common Stock - International Game
       Technology                                    892,206     1,378,196
     Loan Fund                                       246,465        62,266
   Total                                          $2,883,029   $ 2,775,816

   Interest and Dividends:
     Capital Market Group Government Money
       Fund                                       $  412,380   $   165,939
     Capital Market Group Intermediate Fixed
       Income Fund                                   204,117       171,421
     Capital Market Group Large Capitalization
       Growth Equity Fund                             30,793        28,855
     Capital Market Group Large Capitalization
       Value Equity Fund                             139,352       159,121
     Capital Market Group International Equity
       Investment Fund                                10,135             -
     Common Stock - International Game
       Technology                                     98,014        84,906
     Loan Fund                                       167,145       115,864
     U.S. Treasury Bills                             103,385        61,090
   Total                                          $1,165,321   $   787,196

                                                       1995        1994

   Increase (Decrease) in Fair Value of Investments:
     Capital Market Group Intermediate Fixed
       Income Fund                                $  231,579   $  (185,298)
     Capital Market Group Small Capitalization
       Growth Equity Fund                          1,493,320       460,219
     Capital Market Group Large Capitalization
       Growth Equity Fund                          1,363,609        18,799
     Capital Market Group Large Capitalization
       Value Equity Fund                           1,381,450      (221,068)
     Capital Market Group International Equity
       Investment Fund                                46,429           360
     Common Stock - International Game
       Technology                                 (3,804,087)   (9,683,867)
   Total                                          $  712,300   $(9,610,855)

5. FEDERAL INCOME TAXES

   The Plan has received a determination letter dated November 30, 1995 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
                             ******

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
DECEMBER 31, 1995


     (b)                  (c)                  (d)          (e)

                      Maturity Interest                            Current
 Description            Date     Rate      Units        Cost        Value
Capital Market Group Government
 Money Fund                             11,588,955   $11,588,955  $11,588,955
Capital Market Group Intermediate
 Fixed Income Fund                         451,010     3,663,023    3,725,340
Capital Market Group Small
 Capitalization Growth Equity Fund         374,314     5,168,566    5,895,452
Capital Market Group Large
 Capitalization Growth Equity Fund         578,422     6,049,479    7,085,666
Capital Market Group Large
 Capitalization Value Equity Fund          595,223     5,537,589    6,529,601
Capital Market Group International
 Equity Investment Fund                     61,646       628,068      641,736
Common Stock - International Game
 Technology                                763,075    12,076,709    8,203,056

 Total investments                                   $44,712,389  $43,669,806

Notes on Columns (a) through (e):
 (a)  Omitted from the Department of Labor format because the answer is none.
 (b)  General description of investments.
 (c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
 (d)  Purchase price of investment.
 (e) Market value of investment at December 31, 1995, as determined by quoted market prices.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE
TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995


     (a)                  (b)               (c)         (d)        (g)        (h)       (i)

Identity of                Description           Purchase    Selling    Cost of    Value of    Net
Party Involved             of Transaction         Price       Price      Asset   Transaction Gain/Loss
Smith Barney Shearson, Inc.   Redemption of U.S. Treasury
                                bills            $       -   $7,071,000 $7,071,000 $7,071,000 $      -
Smith Barney Shearson, Inc.   Purchase of Money
                                Funds, Inc.       7,071,000           -          -          -        -
Smith Barney Shearson, Inc.   Redemption of Money
                                Funds, Inc.               -   7,072,116  7,072,116  7,072,116        -
Smith Barney Shearson, Inc.   Purchase of U.S.
                                Treasury bills    2,336,411           -          -          -        -
Smith Barney Shearson, Inc.   Redemption of U.S.
                                Treasury bills            -   2,363,000  2,363,000  2,363,000        -
Smith Barney Shearson, Inc.   Purchase of U.S.
                                Treasury bills    2,380,000           -         -           -        -
Smith Barney Shearson, Inc.   Redemption of U.S.
                                Treasury bills            -   2,380,000  2,380,000  2,380,000        -
Smith Barney Shearson, Inc.   Purchase of Money
                                Funds, Inc.       2,380,000           -          -          -        -
Smith Barney Shearson, Inc.   Purchase of Money
                                Funds, Inc.       2,541,740           -          -          -        -
Smith Barney Shearson, Inc.   Purchase of Government
                                Money Investments 2,185,130           -          -          -        -
Smith Barney Shearson, Inc.   Purchase of Reserve
                                Deposit Account   6,965,433           -          -          -        -
Smith Barney Shearson, Inc.   Sale of Reserve
                                Deposit Account           -   4,645,151  4,645,151   4,645,151       -

Notes to columns (c) through (i)
 (c)  Purchase price of investments bought during the year.
 (d) Proceeds received from redemption of investments maturing or sold during the year.
 (e) and (f) Omitted from the Department of Labor format because the answer in none.
 (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
 (h) Market value at the date of maturity or sale for each investment shown in column (d).
 (i)  Difference between columns (d) and (g).

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF
TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995
     (a)                            (b)               (c)         (d)        (g)        (h)       (i)
Identity of                   Description           Purchase      Selling    Cost of    Value of       Net
Party Involved                of Transaction         Price         Price      Asset   Transaction    Gain/Loss
Smith Barney Shearson, Inc.   Purchase of Capital
                                Market Group Government
                                Money Fund         $5,459,972  $         -   $      -   $        -   $       -
Smith Barney Shearson, Inc.   Sale of Capital Market
                                Group Government
                                Money Fund                  -    3,689,621   3,689,621   3,689,621           -
Smith Barney Shearson, Inc.   Purchase of Capital Market
                                Group Large Capitalization
                                Value Equity Group  2,632,202            -           -           -           -
Smith Barney Shearson, Inc.   Purchase of Capital
                                Market Group Large
                                Capitalization Growth
                                Equity Fund         3,566,258            -           -           -           -
Smith Barney Shearson, Inc.   Purchase of Capital
                                Market Group Small
                                Capitalization Growth
                                Equity Fund         3,475,097            -           -           -           -
Smith Barney Shearson, Inc.   Sale of Capital Market
                                Group Small Capitalization
                                Growth Equity Fund          -    2,240,973   1,770,612   2,240,973     470,361
Smith Barney Shearson, Inc.   Purchase of U.S. Treasury
                                Bills               8,380,000            -           -           -           -
Smith Barney Shearson, Inc.   Redemption of U.S. Treasury
                                Bills                       -   15,451,000  11,814,000  11,814,000           -
Smith Barney Shearson, Inc.   Purchase of Money
                                Funds, Inc.        13,044,355            -           -           -           -
Smith Barney Shearson, Inc.   Redemption of Money
                                Funds, Inc.                 -    8,118,982   7,072,116   7,072,116   1,046,866
Smith Barney Shearson, Inc.   Purchase of IGT
                                common stock        4,841,520            -           -           -           -
Smith Barney Shearson, Inc.   Sale of IGT
                                common stock                -    3,464,618   4,137,291   3,464,618    (672,674)
Smith Barney Shearson, Inc.   Purchase of Reserve
                                Deposit Account    13,776,927            -           -           -           -
Smith Barney Shearson, Inc.   Sale of Reserve
                                Deposit Account             -   13,579,787  13,579,787  13,579,787           -

Notes to columns (c) through (i)
 (c)  Purchase price of investments bought during the year.
 (d) Proceeds received from redemption of investments maturing or sold during the year.
 (e) and (f) Omitted from the Department of Labor format because the answer is none.
 (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
 (h) Market value at the date of maturity or sale for each investment shown in column (d).
 (i)  Difference between columns (d) and (g).

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              INTERNATIONAL GAME TECHNOLOGY
                              PROFIT SHARING PLAN


Date: June 27, 1996


                              By: /s/ G. Thomas Baker
                                  G. Thomas Baker
                                  President and Chief Operating Officer